Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS FISCAL 2018/19 SALES

	Fiscal 2018/19	Change year-on-year	Q4 Fiscal 2018/19	Change year-on-year	March 2019	Change year-on-year
Jaguar Land Rover	578,915	(5.8)%	158,916	(8.0)%	76,895	(8.2)%
Jaguar	180,198	3.2%	49,296	(1.3)%	24,262	(0.2)%
Land Rover	398,717	(9.3)%	109,620	(10.7)%	52,633	(11.4)%

Whitley, UK, 8 April 2019 – Jaguar Land Rover retail sales in Fiscal 2018/19 were 578,915 vehicles, down 5.8% compared to Fiscal 2017/18.

During the year, the all-electric Jaguar I-PACE was introduced and sales of the Jaguar E-PACE, Range Rover Velar and the refreshed Range Rover and Range Rover Sport ramped up, however this was offset by continuing weakness in China and the run out of the first generation Range Rover Evoque.

Retail sales were up significantly in North America (up 8.1%), which marked its best ever full fiscal year and ninth consecutive year of growth. Volumes were also up in the UK (up 8.4%) and in overseas markets (up 2.4%). However, overall performance was impacted by weaker sales in China (down 34.1%) reflecting weaker market conditions. The company is taking decisive steps to address these, including working with its local retailers to improve customer experience and create a sustainable model. Sales in Europe were lower (down 4.5%) because of diesel uncertainty as well as the regulatory changes due to WLTP.

Jaguar retail sales in Fiscal 2018/19 were 180,198 vehicles, up 3.2% year-on-year. This marked a record full fiscal year for the brand, reflecting increased sales of the Jaguar E-PACE and the all-electric I-PACE, which was named European Car of the Year in March, the first time a Jaguar has won the coveted prize.

Land Rover retailed 398,717 vehicles in Fiscal 2018/19, down 9.3% year-on-year reflecting the weaker China performance and run out of the first generation Evoque, although strong sales of the Range Rover Velar as well as the refreshed Range Rover and Range Rover Sport were encouraging.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“Despite a challenging time for us and the automotive industry, we were able to deliver growth in three of our five regions. In North America, the UK and Overseas we posted solid growth on the back of strong demand for our exciting product line-up, achieving record sales and outpacing industry trends in many markets. Although the trading environment in Europe was weak due to uncertainty over diesel and the transition to WLTP regulations, our European teams also held their competitive position. Clearly we were disappointed by the lower sales in China. However, together with our retailers we decided not to push sales ‘at any cost’ to ensure that our brands remain desirable. Mid-term we remain optimistic about the region, particularly as we are starting to see results of our local turnaround strategy, with retails expected to stabilise in the next few months and grow thereafter.

“Jaguar is going from strength to strength, achieving its best ever full year of sales. Records for the brand in Europe and Overseas were driven by strong retails of the award winning all-electric I-PACE and the sporty, compact E-PACE, which has been well-received across all regions.

“Although we saw a dip at Land Rover due to China market performance and the phase out of older models, we are pleased with the sales of the newer vehicles and excited by the reception for the all-new Range Rover Evoque, with sales ramping up.  Customer and media reviews of the latest generation of this compact yet sophisticated and refined Range Rover are extremely positive and we look forward to its China launch at the Shanghai auto show.”

Jaguar Land Rover total retail sales for the fourth quarter were 158,916 vehicles, down 8.0% compared to the same period last year, and sales in March 2019 were 76,895 vehicles, down 8.2% compared to March 2018.

ENDS

For further information, please contact:

Joan Chesney

M: +44 (0) 7467 448 229

E: jchesney@jaguarlandrover.com

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In the year to 31 March 2019 Jaguar Land Rover sold 578,915 vehicles in 128 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities and an engine manufacturing centre in the UK. We also have plants in China, Brazil, India, Austria and Slovakia.

From 2020 all new Jaguar Land Rover vehicles will offer the option of electrification, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.